# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celcuity Inc., CIK 0001603454
CUSIP: 15102K100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100, Minneapolis, Minnesota (MN), 55446
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-005274
Filed by CIK 0000940454

## Reporting persons
- Brian F. Sullivan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,647,994; shared voting power 365,209; sole dispositive power 3,647,994; shared dispositive power 365,209; aggregate amount beneficially owned 4,013,203 (9.1% of the class)
  Comment: The shares reported include options to acquire 892,220 shares of common stock that have vested or will vest within 60 days of September 30, 2025.
  
  The ownership percentage reported is calculated based on 43,274,548 shares of common stock issued and outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Celcuity Inc.
Address of issuer's principal executive offices: 16305 36th Avenue North, Suite 100 Minneapolis MN 55446

## Item 2. Person Filing
Name of person filing: Brian F. Sullivan
Address of principal business office or, if none, residence:
16305 36th Avenue North

Suite 100

Minneapolis, MN 55446
Citizenship: UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,013,203 shares, which includes (a) 1,897,210 shares of common stock held directly by Mr. Sullivan, including 892,220 shares of common stock of which Mr. Sullivan has the right to acquire beneficial ownership within 60 days of September 30, 2025; (b) 1,750,784 shares of common stock held through trusts of which Mr. Sullivan has sole voting and dispositive power; and (c) 365,209 shares of common stock held in a joint brokerage account with Mr. Sullivan's spouse of which he has shared voting and dispositive power.
Percent of class: 9.1
Sole power to vote or to direct the vote: 3,647,994
Shared power to vote or to direct the vote: 365,209
Sole power to dispose or to direct the disposition: 3,647,994
Shared power to dispose or to direct the disposition: 365,209

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brian F. Sullivan: /s/ Brian F. Sullivan, Brian F. Sullivan (11/13/2025)